March 2, 2015

VIA EDGAR
Ronald Winfrey
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          North Texas Energy, Inc.
Engineering Reserve Spreadsheet
File No. 333-178251

Dear Mr. Winfrey:

Comment Response for Amended 2013 10-K

The response below addresses the comments dated February  2, 2015.

Business, page 1

Reserve Estimates-Oil and Gas Reserves, page 2

Comment

2.        We have read the summary of your third party engineer that you filed with the amendment inresponse to prior comment one. You had previously disclosed that you employed a thirdparty certified petroleum engineer to prepare an estimate of your reserves in accordance withSecurities and Exchange Commission (“SEC”) rules and regulations. However, during our telephone conversation on January 28, 2015, you indicated that your proved reserve estimates were based in part on the assumption that your recovery technology would achieve production in areas and at levels not yet applied or attained. In turn, we requested the detailed reserve report underlying your disclosures of proved reserves as of December 31, 2013. However, during a subsequent telephone conversation on January 29, 2015, you advised that neither you nor your third party engineer had assembled such a report.

           We understand that you will prepare and submit a conventional petroleum engineeringreport for review to support any reserves that are attributed to the Balch lease in yourDecember 31, 2013 Form 10-K. We are providing in this comment an outline of theinformation that you should include in the report. You may furnish these materials on digital media such as flash drive or compact disk.

Response to Comment

In response to your comment 2 above, we revised the Independent Technical Report for the 2013 10-K to reflect no proved reserves.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Addison, TX, 75001, (469) 718-5572

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

North Texas Energy Corporation

Milam County Lease Group

Reserve Analysis for
December 31, 2013
(Revised 2/28/2015)

Prepared

by

John M. Durkee, PE

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

December 31, 2013
(Revised 2/28/2015)

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re:  Reserve Analysis, Milam County Lease Group, 125.75 acres +/-,  All Located in the Jose Leal Six League Grant Survey, Milam County, Texas

Dear Mr. Jones:

At your request, I have examined the data contained in North Texas Energy’s well record files, reserve reports prepared previously by me and others, public records, the Railroad Commission’s database, the NRIS database, and my private files. This report will supersede all previous plans, projections, reserve reports, responses or communications relating to this matter.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

Purpose

The purpose of this report is to revise the report previously filed with the SEC for year end 2013 based upon discussions with the SEC wherein it was decided that North Texas Energy had no ‘Proved’ reserves.  The effective date of this report is December 31, 2013

The Company

North Texas Energy, Inc. is an ‘Enhanced Oil Recovery’ company whose primary function is to increase the ultimate recovery of oil and gas from the wells it presently owns or will drill or acquire in the future in order to maximize value to it’s stockholders.

At this time the registrant has no ‘Proved’ reserves. The speculative reserves projected are all located in the state of Texas. North Texas Energy owns 100% working interest in 125.75 acres with fourteen unproductive oil wells, zero productive oil wells and zero productive gas wells. All (100%) of the registrant's reserves are covered by this report and all are located in the state of Texas.

NTE uses methods endorsed by the DOE that unlock oil that was previously unmovable. These techniques are proprietary and for the most part are low impact upon the surface of the land. NTE’s locations utilize a small footprint of a few hundred square feet rather that the several acres typically lost to use by the surface owner.

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624
Strategy

The company will use proprietary tools, technologies and the experience of the management team and consultants to find and extract oil from reservoirs, to differentiate between projects suitable for the application of proven techniques and to monitor new exploration and recovery technology for successful proof of concept.

Tactics

The company will acquire existing production projects, productive and non-productive leases and will enter into joint ventures with other operators that add necessary project acreage or improve the likelihood of a projects’ success.

Sources of Data and Assumptions

Information and data for the analysis of this acreage are from electric logs, drillers’ logs, completion and production reports obtained from the Texas Railroad Commission (RRC), IHS Energy Corporation, Dwight’s database, The Texas Well Log Libraries, the NRIS database, published reports, public well records of ongoing operations in the area and my private files.

This data was probabilistically used to evaluate the Minerva-Rockdale reservoir formation and field production history to estimate the level of potentially moveable oil and the likelihood of recovering any of that oil. There are no ‘Proved’ reserves identified by this report.

Maps of structure and zone thickness have been begun based upon the logs run at the time of the Mechanical Integrity Test. Sand thickness originally thought to be a net fifteen feet of oil sand has proved to be as much as fifty feet. Production from this interval has little water even though the  additional sand thickness is deeper and lower structurally than most of the wells that are now producing, indicating the relative lack of an oil water contact in the Minerva sand in the immediate area.

Volumetrics were computed by standard formulae and have been adjusted for criteria discussed with engineers of the US Securities and Exchange Commission. North Texas Energy’s stated purpose is to be an enhanced recovery oil producer.  It’s focus is on recovering the oil other companies gave up on decades ago because it was too difficult or impossible to produce with technology existing at the time.

The Microbial Enhanced Oil Recovery technique is now in use on this group of leases. In a report conducted by the DOE and the Venezuelan Ministry of Energy and Mines, concluded that, “MEOR has two distinct advantages: 1) microbes do not consume large amounts of energy, and 2) the use of microbes is not dependent on the price of crude oil, as compared with other EOR processes. Because microbial growth occurs at exponential rates, it is possible to produce large amounts of useful products rapidly from inexpensive and/or renewable resources. Thus, MEOR has the potential to be more cost-effective than other EOR processes.”

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Test results of the first oil and water production samples have been received. Paraffin was measured at 11.9% rather that the 4.8% referenced in the Austral Engineering Report. This would substantiate the notation that only 40,000 barrels of the estimated 12.58 MMBO original oil in place in this part of the Minerva Rockdale field was produced by primary production techniques, since the reservoir would have rapidly healed itself through coagulation of the paraffin.

A recent inspection trip to the Balch lease indicated that the infrastructure necessary to operate has been installed:  a new tank battery, new heater/treater, new flow lines, new electric lines and associated switchgear, cement pads for new pumping units, new tubing, rods and well plumbing. The four wells of the first test phase were all pumping and putting oil into the oil tanks and water into the water tank. This demonstrates that NTE has a thorough grasp of the equipment and operational considerations necessary to operate an oilfield and effectively produce oil.

As testing and logging of old wells progresses and continued efforts toward returning abandoned wells to production demonstrate the validity of calculations of theoretical original oil in place and the effectivness of the enhanced recovery techniques, those projected barrels are now starting to be counted as stock tank barrels produced.

Regulation, Risk and Uncertainy

EOR and production operations are subject to various types of regulation at the federal, state and local levels. The regulations include maintaining bonding requirements to rework or operate wells, defining potential well locations, specifying well casing integrity, plugging and abandoning well statutes, and the surface use and restoration of properties on which wells are operated. Operations are also subject to various conservation laws and regulations. These include the regulation of spacing or proration of wells (the density of wells in a given field). In addition, state conservation laws establish maximum rates of production from oil and natural gas wells. The effect of these regulations is to limit the amounts of crude oil and natural gas that can be produced from the Company’s wells.

Because federal, state and local statutes, rules, and regulations undergo constant review and often are amended, expanded, and reinterpreted, it is difficult to predict the future cost or impact of regulatory compliance. However, thoroughly understanding and adhering to federal, state, and local regulations will greatly reduce the operational costs associated with operating an oil and gas company.

The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering, and economic data for each reservoir. As a result, the estimates are inherently imprecise evaluations of reserve quantities and could materially affect the quantity and value of the reported reserves. Actual future production of recoverable oil and gas reserves may vary substantially from those assumed in the estimates.

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Reserve Potential of North Texas Energy, Inc. as of December 31, 2013

Estimated Net Reserves and Income Data
Certain Leasehold Interests of North Texas Energy – Total Net Direct Interests
As of December 31, 2013

Net Remaining Reserves	Proved Developed Producing	Proved Undeveloped Non-Producing	Total Proved

Oil/Condensate STBO	0	0	0
Gas – MMCF	0	0	0

Income Data (M$)
Future Gross Revenue	0	0	0
Deductions	0	0	0
Future Net Income (FNI)	0	0	0

Discounted FNI @ 10%	0	0	0

Summary & Conclusions

The oil reservoirs under an oil lease are somewhat like a savings account where the contents have no financial worth. The value of the account is determined by how rapidly the contents are being depleted. Production during the testing phase is small and erratic with minimal depletion occuring, Therefore it’s value is zero and no proved reserves exist.

In the speculative category there appear to be 707,643 stock-tank barrels of crude oil based upon future development drilling of the leases.

It is the opinion of the author, that the Company’s Plan, as summarized in this Report, has a reasonable opportunity of commercial success.

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Qualifications

Mr. Durkee is a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, number 14481.  He has initiated projects through geological and satellite studies, managed drilling and completion programs and operated oil and gas producing properties.   He has designed and operated gas pipelines, an LPG extraction plant and several waterfloods, MEOR and polymer floods throughout the Mid-continent region.

He is native to the city of Tulsa and has been the operator of wells in Texas and Oklahoma since 1972.

Consent

John M. Durkee has consented to the inclusion of this Report in the Annual filing in the form and context in which it appears and has not withdrawn this consent before lodgment of the relevant registration statement with the U. S. Securities and Exchange Commission (SEC).

A copy of this report was given to and reviewed by North Texas Energy, Inc. for comment on any factual errors; however, the analysis and conclusions contained herein are those of the author alone.

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